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                             April 29, 2024

       Christopher Gerteisen
       Chief Executive Officer
       Nova Minerals Ltd
       Suite 5, 242 Hawthorn Road,
       Caulfield, Victoria 3161
       Australia

                                                        Re: Nova Minerals Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed April 15,
2024
                                                            File No. 333-278695

       Dear Christopher Gerteisen:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed April 15, 2024

       Recent Developments, page 9

   1. Please revise your disclosure here and elsewhere, as appropriate, to describe the consequences if you are
unable to obtain shareholder approval of the Variation
                                                        Agreement.
       Quantitative and Qualitative Disclosures about Market Risk
       Foreign Currency Exchange Risk, page 43

   2. We note that you have recorded foreign exchange gains or losses to your statement of profit or loss and
other comprehensive income for all periods presented, including a foreign exchange loss
of $1,549,439 which represents 17% of your net loss for the 6 months ended December
31, 2023. Please address the following:
 Christopher Gerteisen
Nova Minerals Ltd
April 29, 2024
Page 2
             Tell us why you believe your current exposure to currency risk is not significant as disclosed on page 43;

             Tell us and disclose the nature of the foreign exchange transactions that give rise to the foreign exchange gains or losses recorded in your statement of profit or loss and other comprehensive income for all periods presented; and

             Your tabular disclosure on page F-37 suggests that these foreign exchange gains may relate to intercompany loans. If true, tell us how you considered the guidance set forth in paragraphs 15 and 15A of IAS 21 in determining whether settlement is planned or likely to occur in the foreseeable future.
Business, page 61

3. We note that your summary of exploration results beginning on page 51 appears to include the results of some samples but not all samples. If this is correct, please expand this disclosure to include a discussion of the context and justification for excluding the other sample results to comply with Item 1304(g)(2) of Regulation S-K.
4. Please remove and refrain from reporting resource estimates that have not been prepared in accordance with Subpart 1300 of Regulation S-K, such as the Asra Minerals Limited resource that is disclosed on page 61.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch,
Staff Attorney, at (202) 551-8749 or Daniel Morris, Legal Branch Chief, at
(202) 551-3314 with
any other questions.



                                                             Sincerely,
FirstName LastNameChristopher Gerteisen
                                                             Division of
Corporation Finance
Comapany NameNova Minerals Ltd
                                                             Office of Energy &
Transportation
April 29, 2024 Page 2
cc:       Jeffrey Fessler
FirstName LastName